EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE

OF OFFERS OF TENDER

[______ __, 20__]

Dear Member:

Partners Group Next Generation Infrastructure, LLC (the “Fund”) has received and accepted for purchase your tender of all or a part of your limited liability company interests in the Fund (your “Units”).

Because you have tendered and the Fund has purchased all or a part of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Units based on the unaudited value of the Fund as of March 31, 2025, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than April 29, 2025, unless the repurchase date of the Units in the Fund has changed; provided that, if you tendered only a portion of your Class A Units and the remaining portion of your Class A Units would be less than the required minimum investment of $25,000 or if you tendered only a portion of your Class S Units and the remaining portion of your Class S Units would be less than the required minimum investment of $25,000, or if you tendered only a portion of your Class I Units and the remaining portion of your Class I Units would be less than the required minimum investment of $100,000, the Fund’s Board of Managers reserves the right to reduce the amount to be repurchased from you so that the required minimum investment is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer. The Note will be held by State Street Bank and Trust Company on your behalf. Upon a written request by you to State Street Bank and Trust Company, State Street Bank and Trust Company will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2025.

If you are tendering only a portion of your Units, you remain a Member of the Fund with respect to the portion of your Units that you did not tender.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at (888) 977-9790.

Sincerely,

Partners Group Next Generation Infrastructure, LLC

[______ __, 20__]

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Partners Group Next Generation Infrastructure, LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or a part of your units in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased units in the Fund based on the unaudited value of the Fund as of March 31, 2025, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2025.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at (888) 977-9790.

Sincerely,

Partners Group Next Generation Infrastructure, LLC

Enclosure